EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of Incorporation	Percent
Subsidiaries of the Registrant	or Organization	Ownership*
American Azide Corporation	Nevada	100%

American Pacific Corporation	Nevada	100%

Ampac Farms, Inc.	Nevada	100%

Ampac-ISP Corp.	Delaware	100%

Energetic Additives Inc., LLC	Nevada	100%

Ampac ISP UK Westcott Limited	England & Wales	100%

Ampac Fine Chemicals LLC	California	100%

Ampac ISP Holdings Limited	Ireland	100%

Ampac ISP Dublin Limited	Ireland	100%

Ampac ISP UK Cheltenham Limited	England & Wales	100%

*	Ownership is either direct or indirect depending on the specific entity